[Letterhead of Cabela’s Incorporated]

August 3, 2006

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: William Choi, Accounting Branch Chief
Mail Stop 3561

Re:	Cabela’s Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 1, 2006
File No. 1-32227

Dear Mr. Choi:

On behalf of Cabela’s Incorporated (the “Company”), and in connection with the Company’s Form 10-K for the fiscal year ended December 31, 2005, filed on March 1, 2006 (the “Form 10-K”), I am writing in response to the comment set forth in your letter addressed to Dennis Highby dated July 18, 2006 (the “Comment Letter”). For the convenience of the Staff of the Division of Corporation Finance, the Staff’s comment is repeated below, with the Company’s response to the comment immediately following the comment.

Revenue Recognition, page 68

1.
You disclose that you record gift certificates in revenues as the certificates are redeemed for merchandise. Please tell us whether you record breakage related to your gift certificates. If so, please inform us of your breakage recognition methodology and provide us a summary of your historical gift certificate breakage pattern and your calculation of your estimated gift certificate breakage rate. Please also clarify whether you recognize breakage upon sale of the gift

Securities and Exchange Commission
August 3, 2006

certificates or over the term of your performance obligation and your basis in GAAP for doing so.

The Company does record breakage related to its gift certificates and gift cards (collectively “Gift Instruments”). The Company uses the specific identification approach to recognition of breakage on Gift Instruments as revenue. Breakage is recognized on a Gift Instrument at the point in time the Company believes the probability of redemption is remote. Based on the Company’s historical Gift Instrument redemption patterns (see below), the Company currently estimates that the probability of redemption of a Gift Instrument is remote at the point of seven years following the issuance of the Gift Instrument. The Company believes this practice is consistent with (i) the liability derecognition guidance contained in paragraph 16 of Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, and (ii) the statements made by Pamela R. Schlosser, Professional Accounting Fellow in the Office of the Chief Accountant of the U.S. Securities and Exchange Commission, in her remarks on December 5, 2005, before the 2005 AICPA National Conference on Current SEC and PCAOB Developments.

The Company reviews its historical Gift Instrument redemption patterns to determine when the probability of redemption is remote. A summary of the Company’s historical Gift Instrument redemption patterns is as follows:

Redemption %
12 Months Following Issuance	81.20
12-24 Months Following Issuance	7.95
24-36 Months Following Issuance	3.42
36-48 Months Following Issuance	1.35
48-60 Months Following Issuance	0.19
60-72 Months Following Issuance	0.43
72-84 Months Following Issuance	0.19
94.73%

Estimated Gift Instrument Breakage Rate	5.27%

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the Form 10-K;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

Securities and Exchange Commission
August 3, 2006

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that the foregoing responds fully to each of the questions in the Comment Letter. Please contact the undersigned (308-255-2825) if you have any questions about the Company’s responses.

Sincerely,

/s/ Brent LaSure
Brent LaSure Associate Corporate Counsel and Assistant Secretary

cc:	Dennis Highby
Ralph Castner
Reed Gilmore